UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021.

Commission File Number: 001-40795

On Holding AG

(Exact name of registrant as specified in its charter)

Pfingstweidstrasse 106

8005 Zürich

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On Holding AG Announces Closing of Initial Public Offering

On Holding AG (“On” or the “Company”) is furnishing this current report on Form 6-K to report the closing of its initial public offering of 35,765,000 of its Class A ordinary shares, including the full exercise of the underwriters’ option to purchase an additional 4,665,000 Class A ordinary shares, at a price to the public of $24.00 per Class A ordinary share. The offering consisted of 29,258,125 Class A ordinary shares issued and sold by On, and 6,506,875 Class A ordinary shares sold by the selling shareholders named in the prospectus. On did not receive any proceeds from the sale of shares by the selling shareholders. On’s Class A ordinary shares are listed on the New York Stock Exchange under the ticker symbol “ONON.”

Goldman Sachs & Co. LLC, Morgan Stanley and J.P. Morgan acted as joint lead book-running managers for the offering, Allen & Company LLC, UBS Investment Bank, and Credit Suisse acted as joint book-running managers. Baird, Stifel and Telsey Advisory Group acted as co-managers for the offering.

The offering was made only by means of a prospectus. Copies of the prospectus may be obtained from Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 866-471-2526 or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014;  or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com.

A registration statement relating to the sale of these securities was filed with the Securities and Exchange Commission and was declared effective on September 14, 2021. This current report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About On

On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Eleven years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on.

On is present in more than 60 countries globally and engages with a digital community on www.on-running.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON HOLDING AG
Date: September 17, 2021

	By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Articles of Association of On Holding AG